Exhibit 12.2

UNITED STATES STEEL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2004	2003	2002	2001	2000
Portion of rentals representing interest	$51	$46	$34	$45	$48
Capitalized interest	8	8	6	1	3
Other interest and fixed charges	131	156	136	153	115
Total fixed charges (A)	$190	$210	$176	$199	$166
Earnings-pretax income (loss) with applicable adjustments (B)	$1,638	$(604)	$183	$(387)	$187
Ratio of (B) to (A)	8.62	(a)	1.04	(b)	1.13

(a)	Earnings did not cover fixed charges by $814 million.
(b)	Earnings did not cover fixed charges by $586 million.